SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Dividend Payment and Capital Increase

Gol shareholders will receive R$185.8 million (R$0.70/share) in dividends and will have preemptive rights to subscribe new shares if they opt to reinvest in the Company.

São Paulo, March 11, 2010 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBovespa: GOLL4 ), the largest low cost airline in Latin America, announces that its board of directors approved today the payment of dividends followed by a capital increase in the same amount as the dividends declared.

Dividends in the amount of R$185.8 million (R$0.70/share) will be paid based on net profits for fiscal year 2009, pursuant to BR GAAP (Law 11,638), including deduction of legal reserves and accumulated losses.

Management expects to meet the following objectives:

• Ensure that shareholders receive dividends based on the net profit for the fiscal year as well as committing to strengthen GOL’s balance sheet, in order to: (i) maintain cash and cash equivalents of at least 20% of net revenue in the previous 12 months; (ii) increase operating margins in 2010; and (iii) continue to improve financial leverage indicators.

• The proposed capital increase will be implemented through a private offering, in which shareholders may elect to use their dividend to replenish the Company’s cash position.

• A strong financial position is essential for the Company to implement its growth plan, avoiding short-term risks associated with capital markets volatility and improving the Company’s bargaining power with partners, financial institutions and suppliers.

This decision aims to ensure that shareholders receive dividends based on the net profit for the fiscal year as well as committing to strengthen GOL’s balance sheet

Dividend Payment

1. Amount: R$185,838,589.23, equivalent to R$0.701581 per common or preferred share

2. Record Date: April 1, 2010 for ADRs traded in the United States

3. Ex-Dividends Date: March 30, 2010

4. Dividend Payment Date: April 16, 2010

Capital Increase

1. Number of Shares: 7,622,584 shares, of which 3,833,077 are preferred shares and 3,789,507 are common shares

2. Record Date: April 2, 2010 for ADRs traded in the United States

3. Ex-Preemptive Rights Date: March 31, 2010

4. Subscription Price: the price per common or preferred share is R$24.38

5. Rationale for Issuance Price: the price per share was set based on the closing price of the Company's shares at BM&FBovespa on March 11, 2010

6. Share Proportion: holders of common or preferred shares may subscribe shares equivalent to 2.877693% of their common or preferred shares, respectively

7. Share Rights: we will issue book entry common and preferred shares with no par value that, as of the date of confirmation of this capital increase, will bear the same rights, including the right to dividends, as currently existing common or preferred shares, as the case may be.

8. Payment in: paid for in cash at the time of subscription.

9. Term for Exercise of Preemptive Rights: Gol expects that for ADRs traded in the United States this term will start in early April. Further information will be provided at a later date.

10. Assignment of Preemptive Rights: rights attached to the ADRs traded in the United States are not transferable. If these rights are not exercised they will expire, unless the depositary sells them, but they are not under an obligation to do so.

11. Remaining Shares: holders of ADRs traded in the United States may not elect to subscribe remaining shares.

Investors in Brazil

• Investors in Brazil: holders of shares traded in Brazil should refer to the notice to shareholders (aviso aos acionistas) published in Brazil. Certain dates and procedures concerning their shares and rights are different than those for holders of ADRs in the United States.

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 50 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL's management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice
Contact
Investor Relations
Leonardo Pereira – IR Officer
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri
Twitter: www.twitter.com\GOLinvest
Corporate Communications
Phone: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter :
wwww.twitter.com/GOLcomunicacao
Media Relations
Edelman (U.S. and Europe):
M. Smith and N. Dean
Phone: 1 (212) 704-8196 / 704-4484
E-mail: meaghan.smith@edelman.com
or noelle.dean@edelman.com

The issuer may file a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the company will arrange to send you the prospectus after filing if you request it by calling toll-free 1 800 914 8852 or by e-mail to: ri@golnaweb.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.